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A BETTER B

2005 ANNUAL REPORT

FFD Financial Corporation

First Federal
COMMUNITY BANK
First Things First.

Letter from the Chairman and President

Dear Fellow Shareholders:

On behalf of the Directors, management team and staff of FFD Financial Corporation and its subsidiary, First Federal Community Bank, it is a pleasure to present our 2005 Annual Report.

FFD Financial reported net income for the fiscal year ended June 30, 2005 of $1,086,000 or $.92 per diluted share. This compares to $687,000 in 2004 or $.58 per diluted share. This fiscal year showed significant asset and earnings growth over the prior year with over a 9% growth in assets and a 59% growth in earnings per share. As the economy began to improve, Federal Reserve monetary policy increased short-term interest rates by 2.50% since June of 2004. This favorably impacted our asset sensitive balance sheet structure. Although 2005 earnings include a one-time gain on the sale of Intrieve, Inc. stock representing approximately $.20 net earnings per share, our core earnings from continued operations improved by 24%.

Highlights for the fiscal year ended June 30, 2005:

- We opened new loan production offices in Coshocton during March and Sugarcreek during June.
- Quarterly cash dividends totaling $.435 per share represent a 2.9% annual dividend return based on the average of the low and high trading prices for the fiscal year.
- 9,800 common shares were repurchased at an average cost of $14.16.
- Residential real estate loan balances increased $4.1 million or 7.3%.
- Business loans increased $9.1 million or 18.0%.
- Consumer loans increased $2.1 million or 76.8%
- Residential loans sold and serviced, totaled $74.9 million at year-end.
- Total deposits increased $6.1 million or 5.7% for the year.
- We further expanded our product line through the introduction of credit life and disability insurance products for retail consumer loans and we added alternative mortgage loan products.

As highlighted above, 2005 showed significant loan growth with the total portfolio increasing by $16.8 million or 14.8%. Our loan composition is very diverse with residential loans comprising 52.1%; commercial real estate 31.7%; commercial loans 12.4%; and consumer & other loans at 3.8%.

As you are probably now aware, on September 15th, we announced that the Board of Directors decided to terminate the proposed 1-for-350 reverse stock split and subsequent 350-for-1 forward stock split and withdraw them from the agenda of the Special Meeting of Shareholders of FFD held on September 20, 2005. We first announced on May 24, 2005, that we would seek shareholder approval of the stock splits, which would result in a "going private transaction." The purpose of the stock splits was to reduce the number of FFD's shareholders to below 300 so we could terminate the registration of our common shares with the Securities and Exchange Commission and eliminate the costs and burdens of being a public company including the cost of complying with the Sarbanes-Oxley Act of 2002 and other federal securities laws applicable to public reporting companies.

The announcement of the going private transaction resulted in large numbers of individuals purchasing lots of FFD shares in quantities less than 350 shares with the express purpose of receiving the $19.00 redemption price. The dramatic increase in the number of shareholders holding less than 350 shares who would have been cashed out in the going private transaction substantially increased the projected cost of the repurchase from an estimated $1.5 million to an estimated $4.5 million. Due to the substantially increased cost, the Board decided to withdraw the going private transaction from the agenda of the Special Meeting. The Board concluded that the expenditure of approximately $4.5 million to complete the going private transaction would not be prudent. As set forth in the proxy statement for the special meeting of shareholders, FFD reserved the right to abandon the stock splits if the costs of implementing the splits substantially increased or the Board determined that the splits were otherwise no longer in the best interests of FFD and its shareholders. In the Board's determination, the cost to complete the going private transaction and its impact on the Company's financial condition were not in the best interests of the Company or its shareholders.

As fall begins, we are facing record gasoline prices, uncertainty about the impact that Hurricane Katrina will have on our national economy, a rather flat yield curve with significant debate about where Federal Reserve Monetary policy should be, and likely a new Federal Reserve Chairman in January. Amidst all of this uncertainty, we have worked hard to make First Federal Community Bank a strong community bank. Our profitability is improving, our management team is strong, our branch network and loan production capacity has grown, and our asset quality is good, giving us confidence that we can continue to improve the value of our banking franchise as a public company.

We are committed to you our shareholders, our community, and our staff, and we express appreciation to you for your confidence and support.

E. L. Loader
Chairman

Trent B. Troyer
President and Chief Executive Officer

E. L. Loader & Trent Troyer, First Federal



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FFD Financial Corporation ("FFD" or the "Corporation") is the holding company for First Federal Community Bank ("First Federal" or the "Bank"), a federal savings bank. Since its formation in 1996, FFD's activities have been limited primarily to holding the common shares of First Federal.

First Federal's business involves attracting deposits from individual and business customers and using such deposits to originate loans to individuals and businesses in its market area, consisting of Tuscarawas and contiguous counties in Ohio. The Bank provides a full array of deposit products including checking, savings, money market, individual retirement accounts, and certificates of deposit. First Federal originates residential and home equity loans, construction loans, commercial real estate loans, business loans and consumer loans. The Bank also invests in securities consisting primarily of United States government and government agency obligations and mortgage-backed securities.

Funds for lending and investing activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"), from Federal Home Loan Bank ("FHLB") advances, loan sales and principal repayments on loans and mortgage-backed securities. First Federal conducts business from its main office in Dover, Ohio, branches in Dover and New Philadelphia, Ohio, and lending offices in Sugarcreek and Coshocton, Ohio. Additionally, the Bank provides access to its products and services via the Internet at www.onlinefirstfed.com.

FFD is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). First Federal is subject to regulation, supervision and examination by the OTS and the FDIC. First Federal is also a member of the FHLB of Cincinnati.

There were 1,190,844 common shares of FFD outstanding on September 2, 2005. Price information for FFD's common shares is quoted on the Nasdaq SmallCap Market ("Nasdaq") under the symbol "FFDF."

The following table sets forth the high and low trading prices for the common shares of FFD, as quoted by Nasdaq, together with the dividends declared per share, for each quarter of fiscal years 2004 and 2005.

Fiscal 2004	High Trade	Low Trade	Cash Dividends Declared
Quarter Ended			
September 30, 2003	$15.32	$13.25	$.100
December 31, 2003	15.30	14.59	.105
March 31, 2004	15.50	13.64	.105
June 30, 2004	15.65	13.00	.105

Fiscal 2005	High Trade	Low Trade	Cash Dividends Declared
Quarter Ended			
September 30, 2004	$16.50	$13.05	$.105
December 31, 2004	16.40	13.44	.110
March 31, 2005	16.75	14.26	.110
June 30, 2005	18.39	13.50	.110

FFD's income consists primarily of dividends which may periodically be declared and paid by the Board of Directors of First Federal on the common shares of First Federal held by FFD. In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. First Federal is not permitted to pay a cash dividend on its common shares if the regulatory capital of First Federal would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account established in connection with the conversion to stock form or applicable regulatory capital requirements prescribed by the OTS.

Selected Consolidated Financial Information and Other Data

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding FFD at the dates and for the periods indicated.

Selected consolidated financial condition data: *(In thousands)*	June 30				
	2005	2004	2003	2002	2001
Total amount of:					
Assets	$148,559	$135,892	$136,408	$130,303	$133,097
Interest-bearing deposits	5,672	8,821	10,398	11,726	8,024
Investment securities available for sale – at market	3,485	4,402	1,502	2,047	1,000
Mortgage-backed securities available for sale—at market	500	630	832	1,551	7,799
Mortgage-backed securities held to maturity - at cost	220	395	651	1,606	3,721
Loans receivable - net *(1)*	131,493	114,505	115,966	107,055	107,467
Deposits	111,495	105,446	104,351	95,542	91,018
Advances from the FHLB	17,880	12,669	13,891	17,553	24,732
Shareholders' equity, restricted	17,402	16,738	16,918	16,541	16,604

Summary of earnings *(In thousands, except per share data)*	For the year ending June 30				
	2005	2004	2003	2002	2001
Interest income	$ 7,073	$ 6,360	$ 6,758	$ 8,005	$ 9,549
Interest expense	2,521	2,487	2,966	3,893	5,498
Net interest income	4,552	3,873	3,792	4,112	4,051
Provision for losses on loans	11	25	131	150	201
Net interest income after provision for losses on loans	4,541	3,848	3,661	3,962	3,850
Other income	917	616	1,038	536	262
General, administrative and other expense	3,813	3,423	3,133	2,812	2,451
Earnings before income taxes	1,645	1,041	1,566	1,686	1,661
Federal income taxes	559	354	534	573	560
Net earnings	$1,086	$ 687	$ 1,032	$ 1,113	$ 1,101
Earnings per share					
Basic	$ .94	$ .59	$ .88	$ .94	$ .86
Diluted	$ .92	$ .58	$ .86	$ .92	$ .86

(1) Includes loans held for sale.

Selected financial ratios and other data:	At or for the year ended June 30,				
	2005	2004	2003	2002	2001
Return on average assets	0.78%	0.50%	0.77%	0.84%	0.86%
Return on average equity	6.39	4.05	6.17	6.75	6.69
Interest rate spread	3.24	2.79	2.62	2.85	2.75
Net interest margin	3.41	2.97	2.95	3.22	3.26
General, administrative and other expense to average assets	2.73	2.50	2.34	2.13	1.91
Average equity to average assets	12.14	12.40	12.50	12.50	12.81
Nonperforming and impaired assets to total assets	0.82	0.84	1.76	0.48	0.08
Nonperforming and impaired loans to total loans	0.90	0.98	1.88	0.58	0.10
Delinquent loans to total loans *(1)*	1.02	1.18	1.28	2.57	0.96
Allowance for loan losses to total loans	0.57	0.67	0.68	0.66	0.52
Allowance for loan losses to nonperforming and impaired loans	62.99	68.09	36.45	114.63	537.14
Average interest-earning assets to average interest-bearing liabilities	108.86	109.27	114.63	112.05	111.49
Dividend payout ratio	46.28	70.34	44.89	39.89	41.86
Number of full service offices	3	3	3	3	2

(1) Delinquent loans are loans as to which a scheduled payment has not been made within 30 days after the due date.

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General

The principal business of FFD is owning all of First Federal's stock issued in its 1996 conversion from mutual to stock form. As a result, the discussion that follows focuses on First Federal's financial condition and results of operations. The following discussion and analysis of the financial condition and results of operations of FFD and First Federal should be read in conjunction with, and with reference to, the consolidated financial statements, and the notes thereto, included in this Annual Report.

Forward-Looking Statements are Subject to Change

Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to FFD or its management are intended to identify such forward looking statements. FFD's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use judgments in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following critical accounting policy is based upon judgments and assumptions by management that includes inherent risks and uncertainties.

The allowance for loan losses is an accounting estimate of probable but unconfirmed asset impairment that has occurred in the Corporation's loan portfolio as of the date of the consolidated financial statements before losses have been confirmed via a recorded charge-off or write-down. It is the Corporation's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, adjusted for changes in trends and conditions of certain items, including:

- Local market areas and national economic developments;
- Levels of and trends in delinquencies and impaired loans;
- Levels of and trends in recoveries of prior charge-offs;
- Adverse situations that may affect specific borrowers' ability to repay;

- Effects of any changes in lending policies and procedures;
- Credit concentrations;
- Volume and terms of loans; and
- Current collateral values, where appropriate.

When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Corporation accounts for its allowance for losses on loans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," and SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Both Statements require the Corporation to evaluate the collectibility of both contractual interest and principal loan payments. SFAS No. 5 requires the accrual of a loss when it is probable that a loan has been impaired and the amount of the loss can be reasonably estimated. SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

A loan is impaired under SFAS No. 114 when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Corporation considers its investment in one-to-four-family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. These homogeneous loan groups are evaluated for impairment in accordance with SFAS No. 5. With respect to nonresidential real estate and other loans, management believes such loans are adequately collateralized and as a result impaired loans are carried at the lower of cost or fair value.

It is the Corporation's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, once a collateral dependent loan becomes more than ninety days delinquent, it is considered to constitute more than a minimum delay in repayment and is evaluated for impairment under SFAS No. 114 at that time.

CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 2004 TO JUNE 30, 2005

The Corporation's assets at June 30, 2005, totaled $148.6 million, a $12.7 million, or 9.3%, increase from the June 30, 2004 total. This increase was comprised primarily of a $17.0 million increase in loans receivable, which was partially offset by a $4.3 million decrease in cash, interest-bearing deposits, mortgage-backed securities and investment securities.

Cash and interest-bearing deposits totaled $7.8 million at June 30, 2005, a decrease of $3.0 million, or 28.0%, from June 30, 2004. Investment securities totaled $3.5 million at June 30, 2005, a decrease of $917,000. Maturities and calls of investment securities totaled $1.0 million.

Mortgage-backed securities totaled $720,000 at June 30, 2005, a $305,000, or 29.8%, decrease from the total at June 30, 2004, due primarily to principal repayments. Repayments of mortgage-backed securities during fiscal 2005 totaled $308,000.

Loans receivable, including loans held for sale, totaled $131.5 million at June 30, 2005, an increase of $17.0 million, or 14.8%, from the June 30, 2004 total. Loan disbursements during fiscal 2005 totaled $66.6 million, which were offset by principal repayments of $36.2 million and loans sold in the secondary market totaling $10.5 million. Loan origination volume during the year ended June 30, 2005, decreased by $3.2 million, or 4.6%, compared to fiscal 2004. During fiscal 2005, management continued to meet consumer preference for fixed-rate loans in the prevailing low interest rate environment by selling lower-yielding fixed-rate mortgage loans in the secondary market. The volume of loans sold during fiscal 2005 decreased by $19.3 million, or 64.8%, from fiscal 2004. The portfolio of loans secured by one- to four-family residential real estate increased by $4.1 million to $61.1 million at June 30, 2005. Loans secured by nonresidential real estate and land totaled $42.8 million at June 30, 2005, compared to $35.0 million at June 30, 2004. Commercial loans totaled $16.7 million at June 30, 2005, compared to $15.4 million at June 30, 2004. Nonresidential real estate and commercial lending is generally considered to involve a higher degree of risk than residential real estate lending due to the relatively larger loan amounts and the effects of general economic conditions on the successful operation of the related business or income-producing properties. The Bank has endeavored to reduce such risk by evaluating the credit history and past performance of the borrower, the quality of the borrower's management, the debt service ratio, the quality and characteristics of the income stream generated by the business and the property and appraisals supporting the property's valuation, as applicable.

The allowance for loan losses totaled $766,000 and $779,000 at June 30, 2005 and 2004, respectively, which represented .57% and .68% of total loans and 63.0% and 68.1% of nonperforming and impaired loans at those respective dates. Nonperforming and impaired loans amounted to $1.2 million and $1.1 million at June 30, 2005 and 2004, respectively. Management believes that the Bank's nonperforming and impaired loans at June 30, 2005 are adequately collateralized and no unreserved loss is anticipated on such loans. Although management believes that the allowance for loan losses at June 30, 2005, was adequate based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which could adversely affect the Corporation's net earnings.

Deposits totaled $111.5 million at June 30, 2005, a $6.1 million, or 5.7%, increase over total deposits at June 30, 2004. This increase resulted primarily from management's efforts to generate deposit growth through advertising and pricing strategies. Proceeds from deposit growth were used primarily to fund new loan originations.

FHLB advances totaled $17.9 million at June 30, 2005, a $5.2 million, or 41.1%, increase from June 30, 2004. The increase in FHLB advances was primarily used to fund loan growth.

Shareholders' equity totaled $17.4 million at June 30, 2005, an increase of $664,000, or 4% from June 30, 2004 levels. This increase was due primarily to net earnings of $1.1 million, a $110,000 reduction in the shares acquired by benefit plans, and $267,000 in proceeds from the exercise of stock options, which were partially offset by dividends totaling $517,000 and purchases of treasury shares totaling $411,000.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

The consolidated net earnings of FFD depend primarily on its level of net interest income, which is the difference between interest earned on FFD's interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is substantially affected by FFD's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as by the average balance of interest-earning assets compared to interest-bearing liabilities.

General. FFD's net earnings totaled $1.1 million for the fiscal year ended June 30, 2005, an increase of $399,000 or 58.1% compared to fiscal 2004. The increase in net earnings resulted primarily from a $679,000 increase in net interest income, a $329,000 gain on redemption of securities, and a $93,000 increase in other operating income, which were partially offset by a $390,000 increase in general, administrative and other expense, a $128,000 decrease in gain on sale of loans, and a $205,000 increase in the provision for federal income tax.

Net Interest Income. Total interest income increased by $713,000, or 11.2%, to a total of $7.1 million for the year ended June 30, 2005, compared to $6.4 million for the fiscal year ended June 30, 2004. Interest income on loans increased by $640,000, or 10.6%, due primarily to a 24 basis point increase in the average yield, to 5.51% in fiscal 2005, and a $6.7 million, or 5.9%, increase in the average loan portfolio balance outstanding year to year. Interest income on mortgage-backed securities decreased by $22,000, or 37.9%, due primarily to a $405,000, or 32.4%, decrease in the average balance outstanding, and a 34 basis point decrease in the average yield earned on such securities, to 4.29% in fiscal 2005. Interest income on investment securities increased by $38,000 due primarily to a 23 basis point increase in the average yield earned on such securities, to 4.17%, and a $725,000 increase in the average balance outstanding. Interest income on interest-bearing deposits increased by $51,000, or 44.9%, due primarily to a 136 basis point increase in the average yield, which was partially offset by a $4.0 million, or 35.1%, decrease in the average balance outstanding year to year. Increases in the average yields on interest-earning assets were due primarily to the overall increase interest rates in the economy.

Interest expense on deposits increased by $18,000 or 0.9%, for the year ended June 30, 2005, compared to fiscal 2004, due primarily to a $3.9 million, or 3.76%, increase in the average deposit portfolio balance outstanding year to year, partially offset by a decrease in the average cost of deposits of 5 basis points to 1.76% for fiscal 2005.

Interest expense on borrowings increased by $16,000, or 2.7%, due primarily to a 32 basis point increase in the average cost of such borrowings, to 4.35% in fiscal 2005, partially offset by a $706,000, or 4.8%, decrease in the average balance of advances outstanding.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $679,000, or 17.5%, for the fiscal year ended June 30, 2005, compared to fiscal 2004. The interest rate spread amounted to 3.24% for the fiscal year ended June 30, 2005, compared to 2.79% for fiscal 2004, while the net interest margin was 3.41% in fiscal 2005, compared to 2.97% in fiscal 2004.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio. The provision for losses on loans totaled $11,000 for the year ended June 30, 2005, a decrease of $14,000, or 56.0%, compared to fiscal 2004. First Federal's fiscal 2005 provision was predicated primarily on industry loss ratio analysis applied to the loan portfolio in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5 and SFAS No. 114. There can be no assurance that First Federal's loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $917,000 for the fiscal year ended June 30, 2005, an increase of $301,000 or 48.9% from fiscal 2004. An increase in gain on redemption of securities resulted from a $329,000 pre-tax gain on the sale of Intrieve, Incorporated shares to Harland Financial Solutions. This increase resulted from the gain on redemption of securities and an increase in other operating income, which were partially offset by a $128,000, or 36.2%, decrease in gain on sale of loans. The increase in other operating income of $93,000 consisted primarily of a decrease in the amortization of mortgage servicing rights and increases in miscellaneous operating income.

General, Administrative and Other Expense. General, administrative and other expense totaled $3.8 million for the fiscal year ended June 30, 2005, an increase of $390,000, or 11.4%, compared to fiscal 2004. The increase resulted from increases of $218,000, or 14.2%, in employee compensation and benefits and $177,000, or 17.7%, in other operating expense, which were slightly offset by a $7,000 decrease in occupancy and equipment.

The increase in employee compensation and benefits included increases of $90,000 in wages and related benefit expenses, $50,000 in employee stock ownership and stock option plans, and an $82,000 decrease in deferred loan origination costs, which were slightly offset by a decrease of $4,000 in the cost of the reward and recognition and stock option plans. The increase in wages and related expenses was due to increases in staff, salaries, and benefit plans. The increase in employee stock ownership and stock option expense was the result of higher average stock trading prices and increased administrative expense. The reduction in deferred loan origination costs was related to the reduction in the number of loans originated. The decrease in the cost of reward, recognition, and stock option plans occurred because benefits have fully vested or have been forfeited. The remaining $177,000 increase in other operating expenses was comprised primarily of pro-rata increases related to the Corporation's overall growth year to year, including the opening of two new loan production offices.

Federal Income Taxes. The provision for federal income taxes totaled $559,000 for the fiscal year ended June 30, 2005, an increase of $205,000, or 57.9%, compared to fiscal 2004. The increase resulted primarily from a $604,000, or 58.0%, increase in earnings before taxes. The effective tax rates were 34.0% for both of the fiscal years ended June 30, 2005 and 2004.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

General. FFD's net earnings totaled $687,000 for the fiscal year ended June 30, 2004, a decrease of $345,000, or 33.4%, compared to fiscal 2003. The decrease in net earnings resulted primarily from a $554,000 decrease in gain on sale of loans and a $290,000 increase in general administrative and other expense, which were partially offset by increases of $81,000 in net interest income and $139,000 in other operating income, and a $180,000 decrease in the provision for federal income taxes.

Net Interest Income. Total interest income decreased by $398,000, or 5.9%, to a total of $6.4 million for the year ended June 30, 2004, compared to $6.8 million for the fiscal year ended June 30, 2003. Interest income on loans decreased by $330,000, or 5.2%, due primarily to a 50 basis point decrease in the average yield, to 5.27% in fiscal 2004, which was offset slightly by a $4.2 million, or 3.8%, increase in the average loan portfolio balance outstanding year to year. Decreases in the average yield on loan assets was due primarily to the low interest rates that prevailed throughout the 2004 fiscal year. Interest income on mortgage-backed securities decreased by $41,000, or 41.4%, due primarily to a $1.0 million, or 44.8%, decrease in the average balance outstanding, which was partially offset by a 27 basis point increase in the average yield earned on such securities, to 4.63% in fiscal 2004. Interest income on investment securities increased by $23,000 due primarily to a 77 basis point increase in the average yield earned on such securities, to 3.94%, which was partially offset by an $88,000 decrease in the average balance outstanding. The yields on mortgage-backed and investment securities began to rise in 2004 in anticipation of the Federal Reserve Board's June 2004 decision to increase rates. Interest income on interest-bearing deposits decreased by $50,000, or 28.2%, due primarily to a 33 basis point decrease in the average yield and a $862,000, or 7.1%, decrease in the average balance outstanding year to year.

Interest expense on deposits decreased by $483,000, or 20.3% for the year ended June 30, 2004, compared to fiscal 2003, due primarily to a decrease in the average cost of deposits of 65 basis points, to 1.81%, which was partially offset by an $8.0 million, or 8.2%, increase in the average deposit portfolio balance outstanding year to year. Decreases in the average cost of deposits were due primarily to the sustained low level of interest rates in the economy.

Interest expense on borrowings increased by $4,000, or 0.1%, due primarily to a 16 basis point increase in the average cost of such borrowings, to 4.03%, which was partially offset by a $478,000, or 3.2%, decrease in the average balance of advances outstanding. During fiscal year 2004, the Bank repaid $2.7 million of maturing advances and replaced them with $1.5 million of new fixed rate borrowings for match funding purposes and interest rate risk management. At June 30, 2004, the Bank had a total of $12.7 million in advances with rates ranging from 1.11% to 6.10%. Prepayments of the higher cost advances are unlikely because of the significant penalties involved.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $81,000, or 2.1%, for the fiscal year ended June 30, 2004, compared to fiscal 2003. The interest rate spread amounted to 2.79% for the fiscal year ended June 30, 2004, compared to 2.62% for fiscal 2003, while the net interest margin was 2.97% in fiscal 2004, compared to 2.95% in fiscal 2003.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience,

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the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio. The provision for losses on loans totaled $25,000 for the year ended June 30, 2004, a decrease of $106,000, or 80.9%, compared to fiscal 2003. First Federal's fiscal 2004 provision was predicated primarily on industry loss ratio analysis applied to the loan portfolio in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5 and SFAS No. 114. There can be no assurance that the loan loss allowance of First Federal will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $616,000 for the fiscal year ended June 30, 2004, a decrease of $422,000, or 40.7%, from fiscal 2003. The decrease resulted primarily from a $554,000, or 61.0%, decrease in gain on sale of loans and a $7,000 loss on sale of real estate owned, which were partially offset by an increase of $139,000 in other operating income. The decrease in gain on sale of loans was due primarily to a $14.4 million, or 32.6%, decrease in sales volume year to year. The increase in other operating income was due primarily to an increase in service fee income from loans sold of $55,000 and a $21,000 increase in fees on deposit accounts and transactions. As interest rates rise, the volume of loan sales and the amount of gain on sale of loans is likely to continue to decrease.

General, Administrative and Other Expense. General, administrative and other expense totaled $3.4 million for the fiscal year ended June 30, 2004, an increase of $290,000, or 9.3%, compared to fiscal 2003. The increase resulted primarily from a $285,000, or 22.8%, increase in employee compensation and benefits.

The increase in employee compensation and benefits included increases of $143,000 in wages and related benefit expenses, and $5,000 in stock benefit plan expense, and a $137,000 decrease in deferred loan origination costs. The increase in wages and related expenses was due to increases in staff, salaries, and benefit plans. The increase in stock benefit plan expenses was the result of a $31,000 increase in ESOP expense due to higher average trading prices for FFD's stock, which was substantially offset by $3,000 expense reduction due to the completion of vesting of the Bank's recognition and retention plan and $23,000 due to the forfeiture of stock options by a former employee. The decrease in deferred loan origination costs was related to the reduction in the number of loans originated. The remaining $5,000 increase in all other operating expense categories was comprised primarily of immaterial increases in a variety of expenses from year to year

Federal Income Taxes. The provision for federal income taxes totaled $354,000 for the fiscal year ended June 30, 2004, a decrease of $180,000, or 33.7%, compared to fiscal 2003. The decrease resulted primarily from a $525,000, or 33.5%, decrease in earnings before taxes. The Corporation's effective tax rates were 34.0% and 34.1% for the fiscal years ended June 30, 2004 and 2003, respectively.

AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table sets forth certain information relating to FFD's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from month-end balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

	Year ended June 30,								
	2005			2004			2003		
(Dollars in thousands)	Average Outstanding Balance	Interest Earned/Paid	Yield/Rate	Average Outstanding Balance	Interest Earned/Paid	Yield/Rate	Average Outstanding Balance	Interest Earned/Paid	Yield/Rate
Interest-earning assets:									
Loans receivable	$121,282	$6,683	5.51%	$114,573	$6,043	5.27%	$110,406	$6,373	5.77%
Mortgage-backed securities	847	36	4.29	1,252	58	4.63	2,270	99	4.36
Investment securities	4,072	170	4.17	3,347	132	3.94	3,435	109	3.17
Interest-bearing deposits and other	7,369	184	2.48	11,360	127	1.12	12,222	177	1.45
Total interest-earning assets	133,570	7,073	5.29	130,532	6,360	4.87	128,333	6,758	5.27
Non-interest-earning assets	6,287			6,220			5,382		
Total assets	$139,857			$136,752			$133,715		
Interest-bearing liabilities:									
Deposits	$108,820	1,917	1.76	$104,872	1,899	1.81	$ 96,886	2,382	2.46
Borrowings	13,882	604	4.35	14,588	588	4.03	15,066	584	3.87
Total interest-bearing liabilities	122,702	2,521	2.05	119,460	2,487	2.08	111,952	2,966	2.65
Non-interest-bearing liabilities	170			334			5,050		
Total liabilities	122,872			119,794			117,002		
Shareholders' equity	16,985			16,958			16,713		
Total liabilities and shareholders' equity	$139,857			$136,752			$133,715		
Net interest income		$4,552			$3,873			$3,792	
Interest rate spread			3.24%			2.79%			2.62%
Net interest margin (net interest income as a percent of average interest-earning assets)			3.41%			2.97%			2.95%
Average interest-earning assets to average interest-bearing liabilities			108.86%			109.27%			114.63%

Investing in our community.

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Jerry Graham & Nancy Stewart
with our Shawnette Hoffman

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected FFD's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by prior year rate), (ii) changes in rate (changes in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

	Year ended June 30,					
	2005 vs. 2004 Increase (decrease) due to			2004 vs. 2003 Increase (decrease) due to		
(In thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest income attributable to:						
Loans receivable	$360	$280	$640	$235	$(565)	$(330)
Mortgage-backed securities	(18)	(4)	(22)	(46)	5	(41)
Investment securities	30	8	38	(3)	26	23
Interest-bearing deposits and other	(57)	114	57	(12)	(38)	(50)
Total interest income	315	398	713	174	(572)	(398)
Interest expense attributable to:						
Deposits	71	(53)	18	185	(668)	(483)
Borrowings	(29)	45	16	(19)	23	4
Total interest expense	42	(8)	34	166	(645)	(479)
Increase in net interest income	$273	$406	$679	$ 8	$ 73	$ 81

ASSET AND LIABILITY MANAGEMENT

First Federal, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, First Federal uses the "net interest income" ("NII") and "net portfolio value" ("NPV") methodologies. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. Interest rate risk is estimated as the percent and dollar changes in NII and NPV projected to occur should the yield curve instantaneously shift up or down in a parallel fashion from its beginning or base position. The base case rate scenario is defined by the rate environment and is held constant throughout the simulation. Rate shock scenarios are derived by adding to or subtracting from base case rates.

Presented below, as of June 30, 2005 and 2004, is an analysis of First Federal's interest rate risk as measured by changes in NII and NPV for instantaneous and sustained parallel shifts of +100, +200, +300 and -100, -200, -300 basis points in market interest rates. Due to the improbability of negative rate adjustments greater than 100 basis points, in the fiscal 2004 interest rate environment, shocks greater than negative 100 basis points were not presented.

June 30, 2005 *(dollars in thousands)*	Net Interest Income			Net Portfolio Value		
Projected interest rate scenario	Estimated NII	Change from base	Percent change from base	Estimated value	Change from base	Percent change from base
+300	$6,218	$1,168	23.13%	$22,827	$3,125	15.86%
+200	5,917	867	17.17	22,107	2,406	12.21
+100	5,508	458	9.08	21,102	1,401	7.11
Base	5,050	-	-	19,702	-	-
-100	4,575	(475)	(9.41)	18,003	(1,699)	(8.62)
-200	3,911	(1,139)	(22.55)	16,008	(3,694)	(18.75)
-300	3,239	(1,811)	(35.86)	14,003	(5,699)	(28.93)

June 30, 2004	Net Interest Income			Net Portfolio Value		
Projected interest rate scenario	Estimated NII	Change from base	Percent change from base	Estimated value	Change from base	Percent change from base
+300	$4,909	$903	22.54%	$19,318	$2,417	14.30%
+200	4,670	664	16.57	18,742	1,842	10.90
+100	4,360	354	8.83	17,940	1,039	6.15
Base	4,006	-	-	16,901	-	-
-100	3,609	(397)	(9.91)	15,342	(1,559)	(9.22)

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NII and NPV approaches. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

Liquidity and Capital Resources

First Federal's principal sources of funds are deposits, proceeds from loan sales, principal repayments on loan and mortgage-backed securities, maturities of investment securities and other funds provided by operations. First Federal also has the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows, loan sales and principal prepayments are more influenced by interest rates, general economic conditions and competition. First Federal maintains investments in liquid assets based upon management's assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. At June 30, 2005, First Federal had commitments to originate loans, including unused lines of credit, totaling $35.6 million. Management anticipates that such loan commitments will be funded from normal cash flows from operations and existing excess liquidity.

Cash and cash equivalents, which is a component of liquidity, is a result of the funds used in or provided by First Federal's operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2005, 2004 and 2003:

	Year ended June 30,		
(In thousands)	2005	2004	2003
Net earnings	$ 1,086	$ 687	$ 1,032
Adjustments to reconcile net earnings to net cash from operating activities	3,666	1,621	(395)
Net cash from operating activities	4,752	2,308	637
Net cash used in investing activities	(18,386)	(2,645)	(5,956)
Net cash from (used in) financing activities	10,599	(1,086)	4,346
Net change in cash and cash equivalents	(3,035)	(1,423)	(973)
Cash and cash equivalents at beginning of year	10,820	12,243	13,216
Cash and cash equivalents at end of year	$ 7,785	$10,820	$12,243

The following table sets forth information regarding the Bank's obligations and commitments including undisbursed loans in process, to make future payments under contract as of June 30, 2005:

Payments due by period *(in thousands)*	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations:					
Advances from the Federal Home Loan Bank	$ 2,452	$ 7,813	$ 6,914	$701	$ 17,880
Certificates of deposit	27,831	24,600	3,427	-	55,858
Amount of commitments expiring per period					
Commitments to originate loans:					
Overdraft lines of credit	703	-	-	-	703
Home equity lines of credit	13,381	-	-	-	13,381
Commercial lines of credit	13,698	-	-	-	13,698
One- to four-family and multi-family loans	2,626	-	-	-	2,626
Non-residential real estate and land loans	3,766	-	-	-	3,766
Non-mortgage loans	50	-	-	-	50
Purchase loans	485	-	-	-	485
Total contractual obligations	$64,992	$32,413	$10,341	$701	$108,447

First Federal is required by applicable law and regulation to meet certain minimum capital standards, which include a tangible capital requirement, a core capital requirement or leverage ratio, and a risk-based capital requirement.

The tangible capital requirement requires a savings institution to maintain "tangible capital" of not less than 1.5% of the institution's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus any intangible assets.

"Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations generally require savings institutions to maintain core capital of at least 4% of the institution's total assets, except for those institutions with the highest examination rating and acceptable levels of risk.

OTS regulations require that savings institutions maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which for First Federal includes a general loss allowance of $565,000 at June 30, 2005.

First Federal exceeded all of its capital requirements and was "well-capitalized" under OTS regulations at June 30, 2005. The following table summarizes First Federal's regulatory capital requirements and regulatory capital at June 30, 2005:

	Regulatory capital		Current requirement		Excess over current requirement	
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Tangible capital	$16,471	11.1%	$2,225	1.5%	$14,246	9.6%
Core capital	$16,471	11.1%	$5,934	4.0%	$10,537	7.1%
Risk-based capital	$17,036	14.8%	$9,222	8.0%	$ 7,814	6.8%

This Page Has Been Intentionally Left Blank

FFD Financial Corporation, June 30, 2005, 2004 and 2003

CONTENTS

This Page Has Been Intentionally Left Blank

Grant Thornton

Accountants/Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Board of Directors
FFD Financial Corporation

We have audited the accompanying consolidated statements of financial condition of FFD Financial Corporation as of June 30, 2005 and 2004, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2005. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFD Financial Corporation as of June 30, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.



Cincinnati, Ohio
August 18, 2005 (except for Note M, as to which the date is September 15, 2005)

June 30, 2005 and 2004
(In thousands, except share data)

The Accompanying Notes
Are An Intregal Part of These Statements

	2005	2004
Assets		
Cash and due from banks	$ 2,113	$ 1,999
Interest-bearing deposits in other financial institutions	5,672	8,821
Cash and cash equivalents	7,785	10,820
Investment securities designated as available for sale - at market	3,485	4,402
Mortgage-backed securities designated as available for sale - at market	500	630
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $225 and $411 as of June 30, 2005 and 2004, respectively	220	395
Loans receivable - net	131,168	114,288
Loans held for sale - at lower of cost or market	325	217
Office premises and equipment - at depreciated cost	2,031	2,028
Stock in Federal Home Loan Bank - at cost	2,140	2,047
Accrued interest receivable	450	381
Prepaid expenses and other assets	239	275
Prepaid federal income taxes	252	409
Total assets	$148,595	$135,892
Liabilities and Shareholders' Equity		
Deposits	$111,495	$105,446
Advances from the Federal Home Loan Bank	17,880	12,669
Accrued interest payable	155	97
Other liabilities	1,385	719
Deferred federal income taxes	242	223
Total liabilities	131,157	119,154
Commitments	-	-
Shareholders' equity		
Preferred stock - authorized 1,000,000 shares without par value; no shares issued	-	-
Common stock - authorized 5,000,000 shares without par or stated value; 1,454,750 shares issued	-	-
Additional paid-in capital	7,987	7,910
Retained earnings - restricted	12,954	12,385
Accumulated comprehensive loss; unrealized losses on securities designated as available for sale, net of related tax effects	(9)	(66)
Shares acquired by stock benefit plans	(334)	(444)
Less 264,773 and 266,757 treasury shares at June 30, 2005 and 2004, respectively - at cost	(3,160)	(3,047)
Total shareholders' equity	17,438	16,738
Total liabilities and shareholders' equity	$148,595	$135,892

Year ended June 30, 2005, 2004 and 2003
(In thousands, except per share data)

The Accompanying Notes
Are An Intregal Part of These Statements

	2005	2004	2003
Interest income			
Loans	$6,683	$6,043	$6,373
Mortgage-backed securities	36	58	99
Investment securities	170	132	109
Interest-bearing deposits and other	184	127	177
Total interest income	7,073	6,360	6,758
Interest expense			
Deposits	1,917	1,899	2,382
Borrowings	604	588	584
Total interest expense	2,521	2,487	2,966
Net interest income	4,552	3,873	3,792
Provision for losses on loans	11	25	131
Net interest income after provision for losses on loans	4,541	3,848	3,661
Other income			
Gain on sale of loans	226	354	908
Loss on sale of real estate acquired through foreclosure	-	(7)	-
Gain on redemption of securities	329	-	-
Other operating	362	269	130
Total other income	917	616	1,038
General, administrative and other expense			
Employee compensation and benefits	1,755	1,537	1,252
Occupancy and equipment	384	391	387
Franchise taxes	209	210	191
Data processing	288	285	269
Other operating	1,177	1,000	1,034
Total general, administrative and other expense	3,813	3,423	3,133
Earnings before income taxes	1,645	1,041	1,566
Federal income taxes			
Current	569	311	520
Deferred	(10)	43	14
Total federal income taxes	559	354	534
NET EARNINGS	$1,086	$ 687	$1,032
EARNINGS PER SHARE			
Basic	$ .94	$ .59	$ .88
Diluted	$ .92	$ .58	$ .86

FFD Financial Corporation—Consolidated Statements of Comprehensive Income

Year ended June 30, 2005, 2004 and 2003

(In thousands)

The Accompanying Notes
Are An Intregal Part of These Statements

	2005	2004	2003
Net earnings	$1,086	$687	$1,032
Other comprehensive income, net of tax:			
Unrealized holding gains (losses) on securities during the period, net of taxes (benefits) of $29, $(38) and $(5) in 2005, 2004 and 2003, respectively	57	(74)	(11)
Comprehensive income	$1,143	$613	$1,021
Accumulated comprehensive income (loss)	$ (9)	$ (66)	$ 8

For the years ended
June 30, 2005, 2004 and 2003
(In thousands, except per share data)

The Accompanying Notes Are An
Intregal Part of These Statements

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unrealized Gains (Losses) On Securities Designated As Available For Sale	Shares Acquired By Stock Benefit Plans	Treasury Shares At Cost	Total
Balance at July 1, 2002	$ -	$7,861	$11,629	$ 19	$(677)	$(2,291)	$16,541
Net earnings for the year ended June 30, 2003	-	-	1,032	-	-	-	1,032
Purchase of treasury shares	-	-	-	-	-	(380)	(380)
Amortization expense of stock benefit plans	-	39	-	-	118	-	157
Unrealized losses on securities designated as availablefor sale, net of related tax effects	-	-	-	(11)	-	-	(11)
Exercise of stock options	-	(11)	-	-	-	49	38
Dividends of $.395 per share	-	-	(459)	-	-	-	(459)
Balance at June 30, 2003	-	7,889	12,202	8	(559)	(2,622)	16,918
Net earnings for the year ended June 30, 2004	-	-	687	-	-	-	687
Purchase of treasury shares	-	-	-	-		(769)	(769)
Amortization expense of stock benefit plans	-	51	-	-	115	-	166
Unrealized losses on securities designated as available for sale, net of related tax effects	-	-	-	(74)	-	-	(74)
Exercise of stock options	-	(30)		-	-	344	314
Dividends of $.415 per share	-	-	(504)	-	-	-	(504)
Balance at June 30, 2004	-	7,910	12,385	(66)	(444)	(3,047)	16,738
Net earnings for the year ended June 30, 2005	-	-	1,086	-	-	-	1,086
Purchase of treasury shares	-	-	-	-	-	(411)	(411)
Amortization expense of stock benefit plans	-	72	-	-	110	-	182
Unrealized gains on securities designated as available for sale, net of related tax effects	-	-	-	57	-	-	57
Exercise of stock options	-	5	-	-	-	298	303
Dividends of $.435 per share	-	-	(517)	-	-	-	(517)
Balance at June 30, 2005	$ -	$7,987	$12,954	$ (9)	$(334)	$(3,160)	$17,438

FFD Financial Corporation—Consolidated Statements of Cash Flows

Year ended June 30, 2005, 2004 and 2003 *(In thousands)*

The Accompanying Notes Are An Intregal Part of These Statements

	2005	2004	2003
Cash flows from operating activities:			
Net earnings for the year	$ 1,086	$ 687	$ 1,032
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Amortization of premiums and discounts on investments and mortgage-backed securities - net	-	5	67
Amortization of deferred loan origination (fees) costs	48	39	(24)
Depreciation and amortization	175	187	201
Gain on redemption of investment securities	(329)	-	-
Provision for losses on loans	11	25	131
Gain on sale of loans	(65)	(62)	(443)
Loans originated for sale	(10,530)	(28,202)	(45,602)
Proceeds from sale of mortgage loans in the secondary market	10,487	29,814	44,615
Proceeds from sale of loans to other financial institutions	2,921	-	-
Loss on sale of real estate acquired through foreclosure	-	7	-
Amortization expense of stock benefit plans	182	166	157
Federal Home Loan Bank stock dividends	(93)	(80)	(82)
Tax benefit of stock options exercised	36	32	-
Increase (decrease) in cash due to changes in:			
Accrued interest receivable	(69)	5	68
Prepaid expenses and other assets	21	(24)	44
Other liabilities	666	(216)	522
Accrued interest payable	58	1	(4)
Federal income taxes			
Current	157	(87)	(59)
Deferred	(10)	43	14
Net cash provided by operating activities	4,752	2,340	637
Cash flows used in investing activities:			
Purchase of investment securities designated as available for sale	-	(5,500)	(7,510)
Proceeds from maturity of investment securities	1,000	2,500	8,000
Proceeds from redemption of investment securities	344	-	-
Purchase of mortgage-backed securities designated as available for sale	-	-	(956)
Principal repayments on mortgage-backed securities	308	442	2,602
Loan principal repayments	36,188	41,633	41,319
Loan disbursements	(56,048)	(41,639)	(49,068)
Purchase of office premises and equipment	(178)	(81)	(343)
Net cash used in investing activities	(18,386)	(2,645)	(5,956)
Net cash used in operating and investing activities (subtotal carried forward)	(13,634)	(305)	(5,319)

Year ended June 30, 2005, 2004 and 2003
(In thousands)

	2005	2004	2003
Net cash used in operating and investing activities (subtotal brought forward)	$(13,634)	$ (305)	$ (5,319)
Cash flows provided by (used in) financing activities:			
Net increase in deposit accounts	6,049	1,095	8,809
Proceeds from Federal Home Loan Bank advances	10,495	1,525	-
Repayments of Federal Home Loan Bank advances	(5,284)	(2,747)	(3,662)
Proceeds from exercise of stock options	267	282	38
Purchase of treasury shares	(411)	(769)	(380)
Cash dividends paid on common stock	(517)	(504)	(459)
Net cash provided by (used in) financing activities	10,599	(1,118)	4,346
Net decrease in cash and cash equivalents	(3,035)	(1,423)	(973)
Cash and cash equivalents at beginning of year	10,820	12,243	13,216
Cash and cash equivalents at end of year	$7,785	$10,820	$12,243
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Federal income taxes	$376	$390	$600
Interest on deposits and borrowings	$2,463	$2,486	$2,970
Supplemental disclosure of noncash investing activities:			
Unrealized gains (losses) on securities designated as available for sale, net of applicable tax effects	$57	$(74)	$(11)
Recognition of mortgage servicing rights in accordance with SFAS No. 140	$161	$292	$465
Transfers from loans to real estate acquired through foreclosure	$ -	$ -	$161
Loans originated upon sale of real estate acquired through foreclosure	$ -	$147	$ -

The Accompanying Notes Are An Intregal Part of These Statements

FFD Financial Corporation (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of its wholly-owned subsidiary, First Federal Community Bank (the "Bank"). The Bank conducts a general banking business in north central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U. S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U. S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

A summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation, the Bank, and Dover Service Corporation ("Dover Service"), the Bank's wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

2. Investment Securities and Mortgage-backed Securities

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively.

Realized gains and losses on sales of securities are recognized using the specific identification method.

In addition to investment securities, Dover Service was incorporated for the primary purpose of holding shares in the Bank's data processing provider, Intrieve, Incorporated ("Intrieve"). The principal assets of Dover at June 30, 2004, consisted of an investment in common stock of Intrieve totaling approximately $15,000. In April 2005, Intrieve was acquired by Harland Financial Solutions. As a result, Dover received cash consideration of approximately $344,000 for its shares of Intrieve, Inc. resulting in a pretax gain on redemption totaling $329,000.

3. Loans Receivable

Loans are stated at the principal balance outstanding, reduced by deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balance of the related loan. At both June 30, 2005 and 2004, loans held for sale were carried at cost.

The Bank retains the servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. The Bank recognizes rights to service mortgage loans for others pursuant to SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In accordance with SFAS No. 140, an institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

Capitalized mortgage servicing rights and capitalized excess servicing receivables are required to be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Bank were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

The Bank recorded amortization related to mortgage servicing rights totaling approximately $108,000, $175,000 and $174,000 for the fiscal years ended June 30, 2005, 2004 and 2003, respectively. Additionally, the Bank recovered previously recorded impairment charges on mortgage servicing rights totaling $48,000 in the fiscal year ended June 30, 2005. At June 30, 2005, the carrying value of the Corporation's mortgage servicing rights, which approximated fair value totaled $687,000. At June 30, 2004, the carrying value of the Corporation's mortgage servicing rights, which approximated fair value was $633,000.

4. Loan Origination Fees

The Bank accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, which are principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

5. Allowance for Loan Losses

It is the Bank's policy to provide valuation allowances for estimated losses on loans based on past loan loss experience, changes in the composition of the loan portfolio, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Bank records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral if the loan is collateral dependent.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Bank's investment in nonresidential, commercial and multi-family residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral-dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

Collateral-dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

The Bank's average balance of impaired loans was $914,000 in fiscal 2005. Interest income recognized on impaired loans totaled $50,000 and $49,000 for the fiscal years ended June 30, 2005 and 2004, respectively. The Bank had allocated $201,000 of its general valuation allowance to the impaired loans at June 30, 2005.

The Bank's impaired loan information is as follows at June 30: *(In thousands)*

	2005	2004
Impaired loans with related allowance	$266	$371
Impaired loans with no related allowance	707	403
Total impaired loans	$973	$774

6. Real Estate Acquired through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

7. Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to be between twenty and thirty years for buildings, ten to thirty years for building improvements and five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

8. Federal Income Taxes

The Corporation accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees, Federal Home Loan Bank stock dividends, mortgage servicing rights, general loan loss allowances and certain components of retirement expense. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

9. Benefit Plans

The Corporation has an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. Expense related to the ESOP totaled approximately $202,000, $191,000 and $167,000 for the fiscal years ended June 30, 2005, 2004 and 2003, respectively.

Additionally, during fiscal 1997, the Bank adopted a Recognition and Retention Plan ("RRP"). The Bank funded the RRP through the purchase of 40,600 shares of the Corporation's common stock in the open market. The Bank had previously awarded 30,871 shares under the RRP which vested over a five year period. A provision of $3,000, $7,000 and $10,000 related to the RRP was charged to expense for the fiscal years ended June 30, 2005, 2004 and 2003, respectively.

10. Earnings Per Share

Basic earnings per share is computed based upon weighted-average common shares outstanding less shares in the ESOP which are unallocated and not committed to be released. Weighted-average shares outstanding gives effect to a reduction for 26,339, 39,513 and 52,687 unallocated shares held by the ESOP for the fiscal years ended June 30, 2005, 2004 and 2003, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations are as follows:

	2005	2004	2003
Weighted-average common shares outstanding (basic)	1,153,561	1,162,085	1,167,450
Dilutive effect of assumed exercise of stock options	20,464	29,016	27,290
Weighted-average common shares outstanding (diluted)	1,174,025	1,191,101	1,194,740

11. Stock Option Plan

The FFD Financial Corporation 1996 Stock Option and Incentive Plan (the "Plan") provides for the issuance of 169,838 adjusted shares of authorized but unissued shares of common stock.

The Corporation accounts for the Plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

During fiscal 2001, the Corporation canceled and reissued grants of stock options to certain option grant holders. The Corporation recorded expense related to these grants totaling $42,000, $3,000 and $26,000 in fiscal 2005, 2004 and 2003, respectively.

The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized with respect to original grants of shares under the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant date in a manner consistent with the accounting method utilized in SFAS No. 123, then the Corporation's consolidated net earnings and earnings per share for the fiscal years ended June 30, 2005, 2004 and 2003, would have been reduced to the pro forma amounts indicated in the table on the next page:

(In thousands)		2005	2004	2003
Net earnings	As reported	$1,086	$687	$1,032
	Pro-forma	$1,062	$654	$1,021
Earnings per share				
Basic	As reported	$.94	$.59	$.88
	Pro-forma	$.92	$.56	$.87
Diluted	As reported	$.92	$.58	$.86
	Pro-forma	$.90	$.55	$.85

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model. No options were granted in fiscal 2005. The following weighted-average assumptions were used for grants in fiscal 2004 and 2003: dividend yield of 3.0% and 2.8%; expected volatility of 38.2% and 31.6% ; a risk-free interest rate of 4.3% and 4.1%, respectively, and an expected life of ten years for all grants.

A summary of the status of the Plan as of June 30, 2005, 2004 and 2003, and changes during the years then ended are presented below:

	2005		2004		2003	
	Shares	Weighted-average Exercise Price	Shares	Weighted-average Exercise Price	Shares	Weighted-average Exercise Price
Outstanding at beginning of year	89,998	$ 9.84	115,183	$ 9.47	104,385	$ 9.25
Granted	-	-	4,500	14.87	14,920	10.94
Exercised	(29,305)	9.15	(28,365)	9.15	(4,122)	9.17
Forfeited	(75)	12.48	(1,320)	9.54	-	-
Outstanding at end of year	60,618	$10.17	89,998	$ 9.84	115,183	$ 9.47
Options exercisable at year-end	46,831	$ 9.66	68,755	$ 9.33	91,809	$ 9.22
Weighted-average fair value of options granted during the year		N/A		$ 4.36		$ 3.92

The following information applies to options outstanding at June 30, 2005:

Number outstanding	45,466
Range of exercise prices	$8.38–$10.10
Number outstanding	15,152
Range of exercise prices	$11.17–$14.88
Weighted-average exercise price	$10.17
Weighted-average remaining contractual life in years	4.5 years

Note A

12. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

13. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2005 and 2004:

Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits: The fair value of NOW accounts, passbook accounts, and money market deposits is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The fair value of outstanding loan commitments at June 30, 2005 and 2004 was not material.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30, 2005 and 2004 were as follows:

(In thousands)	2005 Carrying Value	2005 Fair Value	2004 Carrying Value	2004 Fair Value
Financial assets				
Cash and cash equivalents	$ 7,785	$ 7,785	$ 10,820	$ 10,820
Investment securities	3,485	3,485	4,402	4,402
Mortgage-backed securities	720	725	1,025	1,041
Loans receivable	131,493	129,109	114,505	110,976
Federal Home Loan Bank stock	2,140	2,140	2,047	2,047
	$145,623	$143,244	$132,799	$129,286
Financial liabilities				
Deposits	$111,495	$106,605	$105,446	$101,271
Advances from the Federal Home Loan Bank	17,880	18,003	12,669	13,242
	$129,375	$124,608	$118,115	$114,513

14. Advertising

Advertising costs are expensed when incurred. The Corporation's advertising expense for the fiscal years ended June 30, 2005, 2004 and 2003 totaled $122,000, $99,000 and $140,000, respectively.

15. Effects of Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (the "FASB") issued a revision to Statement of Financial Accounting Standards ("SFAS") No. 123 which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. This Statement, SFAS No. 123(R), requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award – the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met.

Initially, the cost of employee services received in exchange for an award of equity instruments will be measured based on current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

Excess tax benefits, as defined by SFAS No. 123(R) will be recognized as an addition to additional paid in capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in additional paid in capital against which it can be offset.

Compensation cost is required to be recognized in the beginning of the annual period that begins after December 31, 2005, or July 1, 2006 as to the Corporation.

Management currently believes the effect of SFAS No. 123(R) on operations will approximate the annual economic effects set forth in the pro-forma stock option disclosure set forth above.

16. Reclassifications

Certain prior year amounts have been reclassified to conform to the 2005 consolidated financial statement presentation.

Note A

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at June 30, 2005 and 2004, are as follows:

June 30, 2005: (In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:				
U.S. Government agency obligations	$3,500	$ -	$ (15)	$3,485

June 30, 2004: (In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:				
U.S. Government agency obligations	$4,499	$ -	$ (97)	$4,402

The U. S. Government agency obligations designated as available for sale at June 30, 2005 and 2004, are scheduled to mature in fiscal 2013 and thereafter.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at June 30, 2005 and 2004, are shown below:

2005: (In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity:				
Federal Home Loan Mortgage Corporation participation certificates	$184	$ 3	$ -	$187
Government National Mortgage Association participation certificates	36	2	-	38
Total mortgage-backed securities held to maturity	220	5	-	225
Available for sale:				
Federal National Mortgage Association participation certificates	380	-	-	380
Government National Mortgage Association participation certificates	120	-	-	120
Total mortgage-backed securities available for sale	500	-	-	500
Total mortgage-backed securities	$720	$ 5	$ -	$725

Note B

2004: *(In thousands)*	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity:				
Federal Home Loan Mortgage Corporation participation certificates	$ 313	$ 9	$ -	$ 322
Government National Mortgage Association participation certificates	82	7	-	89
Total mortgage-backed securities held to maturity	395	16	-	411
Available for sale:				
Federal National Mortgage Association participation certificates	424	2	(5)	421
Federal Home Loan Mortgage Corporation participation certificates	41	-	-	41
Government National Mortgage Association participation certificates	167	1	-	168
Total mortgage-backed securities available for sale	632	3	(5)	630
Total mortgage-backed securities	$1,027	$ 19	$ (5)	$1,041

2004: *(In thousands)*	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity:				
Federal Home Loan Mortgage Corporation participation certificates	$ 313	$ 9	$ -	$ 322
Government National Mortgage Association participation certificates	82	7	-	89
Total mortgage-backed securities held to maturity	395	16	-	411
Available for sale:				
Federal National Mortgage Association participation certificates	424	2	(5)	421
Federal Home Loan Mortgage Corporation participation certificates	41	-	-	41
Government National Mortgage Association participation certificates	167	1	-	168
Total mortgage-backed securities available for sale	632	3	(5)	630
Total mortgage-backed securities	$1,027	$ 19	$ (5)	$1,041

The tables below indicates the length of time individual securities had been in a continuous unrealized loss position at June 30, 2005 and 2004.

	June 30, 2005					
	Less Than 12 Months		12 – 24 Months		Total	
Description of Securities *(Dollars in thousands)*	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Investments available for sale	$3,485	$ 15	$ -	$ -	$3,485	$ 15

	June 30, 2004					
	Less Than 12 Months		12 – 24 Months		Total	
Description of Securities *(Dollars in thousands)*	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Investments available for sale	$4,402	$ 97	$ -	$ -	$4,402	$ 97
Mortgage-backed securities available for sale	630	5	-	-	630	5
Total temporarily impaired securities	$5,032	$102	$ -	$ -	$5,032	$102

Management has the intent to hold these securities for the foreseeable future and the declines in the fair value are primarily due to increases in market interest rates. The fair values are expected to recover as securities approach the maturity date.

Note B

The amortized cost of mortgage-backed securities, including those designated as available for sale at June30, 2005, by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

(In thousands)	Amortized cost
Due within five years	$60
Due within five to ten years	18
Due after ten years	642
Total	$720

As of June 30, 2005, mortgage-backed securities and investment securities totaling $2.9 million were pledged to secure public deposits.

Loans Receivable

The composition of the loan portfolio at June 30, 2005 and 2004 was as follows:

(In thousands)	2005	2004
Residential real estate		
One- to four-family	$ 61,157	$ 56,972
Multi-family	9,082	6,056
Nonresidential real estate and land	42,763	34,968
Commercial loans - secured	16,388	15,111
Commercial loans - unsecured	279	269
Consumer and other loans	4,896	2,769
Deferred loan origination costs	139	138
	134,704	116,283
Less:		
Undisbursed portion of loans in process	2,770	1,216
Allowance for loan losses	766	779
	$131,168	$114,288

The Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $67.5 million, or 51%, of the total loan portfolio at June 30, 2005, and approximately $61.8 million, or 54%, of the total loan portfolio at June 30, 2004. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Bank with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north central Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Bank's primary lending area are presently stable.

As discussed previously, the Bank has sold whole loans and participating interests in loans in the secondary market, generally retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $74.9 million and $73.0 million at June 30, 2005 and 2004, respectively.

In the ordinary course of business, the Bank has made loans to some of its directors and officers and their related business interests. In the opinion of management, such loans are made on market terms, are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $2.2 million at both June 30, 2005 and 2004.

Allowance for Loan Losses

The activity in the allowance for loan losses is summarized as follows for the years ended June 30, 2005, 2004 and 2003:

(In thousands)	2005	2004	2003
Beginning balance	$779	$818	$713
Provision for losses on loans	11	25	131
Loan charge-offs	(24)	(64)	(26)
Ending balance	$766	$779	$818

As of June 30, 2005, the Bank's allowance for loan losses was comprised of a general loan loss allowance component totaling $565,000, which is includible as a component of regulatory risk-based capital and an allowance totaling $201,000 allocated to impaired loans.

Nonperforming and impaired loans totaled $1.2 million, $1.1 million and $2.2 million, respectively at June 30, 2005, 2004 and 2003. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $37,000, $49,000 and $45,000 for the fiscal years ended June 30, 2005, 2004 and 2003, respectively.

Note D

Office Premises and Equipment

Office premises and equipment at June 30, 2005 and 2004 is comprised of the following:

(In thousands)	2005	2004
Land	$ 488	$ 488
Buildings and improvements	1,518	1,446
Furniture and equipment	1,148	1,042
	3,154	2,976
Less accumulated depreciation and amortization	1,123	948
	$2,031	$2,028

Note E

Deposits consist of the following major classifications at June 30, 2005 and 2004:

Deposit Type and Weighted-Average Interest Rate *(Dollars in thousands)*	2005 Amount	2005 %	2004 Amount	2004 %
Demand deposit accounts	$9,386	8.4%	$10,805	10.3%
NOW accounts				
2005 - 0.38%	13,998	12.6		
2004 - 0.17%			12,888	12.2
Passbook				
2005 - 1.14%	32,253	28.9		
2004 - 0.84%			33,526	31.8
Total demand, transaction and passbook deposits	55,637	49.9	57,219	54.3
Certificates of deposit				
Original maturities of:				
Less than 12 months				
2005 - 2.28%	1,885	1.7		
2004 - 0.92%			1,843	1.7
12 months to 29 months				
2005 - 2.75%	17,532	15.7		
2004 - 1.77%			13,002	12.3
30 months to 47 months				
2005 - 3.99%	13,343	12.0		
2004 - 4.09%			16,189	15.4
48 months to 60 months				
2005 - 3.81%	3,915	3.5		
2004 - 3.63%			2,250	2.1
Balances in excess of $100,000				
2005 - 3.37%	12,562	11.3		
2004 - 3.01%			8,525	8.1
Individual retirement accounts				
2005 - 3.21%	6,621	5.9		
2004 - 3.03%			6,418	6.1
Total certificates of deposit	55,858	50.1	48,227	45.7
Total deposit accounts	$111,495	100.0%	$105,446	100.0%

Note F

Deposits

Interest expense on deposits for the years ended June 30, 2005, 2004 and 2003 is summarized as follows:

(In thousands)	2005	2004	2003
Passbook	$ 316	$ 300	$ 365
NOW accounts	33	20	38
Certificates of deposit	1,568	1,579	1,979
	$1,917	$1,899	$2,382

Maturities of outstanding certificates of deposit at June 30, 2005 and 2004 are summarized as follows:

(In thousands)	2005	2004
Less than one year	$27,831	$25,826
One year to three years	24,600	19,163
Three years to five years	3,427	2,771
More than five years	-	467
	$55,858	$48,227

Note F

At June 30, 2005 and 2004, FFD had $13.7 million and $9.5 million, respectively, in certificates of deposit greater than $100,000.

Advances from the Federal Home Loan Bank

Advances from the Federal Home Loan Bank, collateralized at June 30, 2005 by a pledge of certain residential mortgage loans totaling $224 million and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

Interest Rate	Maturing in Year Ending June 30, (Dollars In thousands)	2005	2004
8.15%	2005	$ -	$ 1
3.15%-3.53%	2006	2,000	-
3.10%-5.65%	2010	8,209	5,906
3.26%-6.10%	After 2010	7,671	6,762
		$17,880	$12,669
Weighted-average interest rate		4.32%	4.50%

Note G

Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30, 2005, 2004 and 2003 as follows:

(Dollars in thousands)	2005	2004	2003
Federal income taxes at statutory rate	$559	$354	$532
Increase (decrease) in taxes resulting primarily from:			
Nontaxable interest income	(2)	(3)	(2)
Other	2	3	4
Federal income taxes per consolidated financial statements	$559	$354	$534
Effective tax rate	34.0%	34.0%	34.1%

The composition of the Corporation's net deferred tax liability at June 30, 2005 and 2004 is as follows:

(In thousands)	2005	2004
Taxes (payable) refundable on temporary differences at statutory rate:		
Deferred tax assets:		
Retirement expense	$ 106	$ 88
General loan loss allowance	261	265
Unrealized loss on securities designated as available for sale	4	33
Other	18	9
Deferred tax assets	389	395
Deferred tax liabilities:		
Deferred loan origination costs	(56)	(67)
Federal Home Loan Bank stock dividends	(342)	(310)
Difference between book and tax depreciation	-	(26)
Mortgage servicing rights	(233)	(215)
Deferred tax liabilities	(631)	(618)
Net deferred tax liability	$(242)	$(223)

Federal Income Taxes

Prior to fiscal 1997, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2005, include approximately $1.7 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $550,000 at June 30, 2005.

Note H

Commitments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At June 30, 2005, the Bank had outstanding commitments of approximately $3.7 million, net of undisbursed loans in process, to originate loans. Additionally, the Bank was obligated under unused lines of credit under home equity loans totaling $13.4 million, unused lines of credit under commercial loans of $13.7 million and overdraft lines of credit totaling $703,000. In the opinion of management, all loan commitments equaled or exceeded prevailing market interest rates as of June 30, 2005, and will be funded from normal cash flow from operations.

At June 30, 2005, the Bank had outstanding commitments to purchase $485,000 in loans and outstanding commitments to sell $325,000 of loans.

The Corporation has entered into lease agreements during the current fiscal year for office premises under operating leases which expire at various dates through the fiscal year ended June 30, 2008. The following table summarizes minimum annual payments due under lease agreements by year:

Year ending June 30,	(In thousands)
2006	$18
2007	13
2008	11
	$42

Rental expense under operating leases totaled approximately $5,000 for the year ended June 30, 2005.

Note I

The Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

Regulatory Capital

During fiscal 2005, the Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. Management does not believe there have been any changes in facts and circumstances that would change the Bank's capital category. To be categorized as "well-capitalized" the Bank must maintain minimum capital ratios as set forth in the following tables.

As of June 30, 2005 and 2004, management believes that the Bank met all capital adequacy requirements to which it was subject.

As of June 30, 2005 *(Dollars in thousands)*

	Actual		For Capital Adequacy Purposes		To Be "Well-capitalized" Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tangible capital	$16,471	11.1%	≥ $2,225	≥ 1.5%	≥ $7,418	≥ 5.0%
Core capital	$16,471	11.1%	≥ $5,934	≥ 4.0%	≥ $8,901	≥ 6.0%
Risk-based capital	$17,036	14.8%	≥ $9,222	≥ 8.0%	≥ $11,527	≥ 10.0%

As of June 30, 2004 *(Dollars in thousands)*

	Actual		For Capital Adequacy Purposes		To Be "Well-capitalized" Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tangible capital	$15,883	11.7%	≥ $2,034	≥ 1.5%	≥ $6,781	≥ 5.0%
Core capital	$15,883	11.7%	≥ $5,425	≥ 4.0%	≥ $8,137	≥ 6.0%
Risk-based capital	$16,314	17.4%	≥ $7,515	≥ 8.0%	≥ $9,393	≥ 10.0%

The Bank's management believes that, under the current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in the Bank's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

The following condensed financial statements summarize the financial position of FFD Financial Corporation as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the years ended June 30, 2005, 2004 and 2003.

FFD FINANCIAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION
June 30, 2005 and 2004
(In thousands)

ASSETS	2005	2004
Cash and due from banks	$ 167	$ 103
Loan receivable from ESOP	278	404
Investment in First Federal Community Bank	16,531	15,880
Accrued interest receivable	3	6
Prepaid federal income taxes	445	336
Prepaid expenses and other assets	14	9
Total assets	$17,438	$16,738
SHAREHOLDERS' EQUITY		
Shareholders' equity		
Common stock and additional paid-in capital	$ 7,987	$ 7,910
Retained earnings	12,954	12,385
Unrealized losses on securities designated as available for sale, net of related tax effects	(9)	(66)
Shares acquired by stock benefit plans	(334)	(444)
Treasury shares - at cost	(3,160)	(3,047)
Total shareholders' equity	$17,438	$16,738

FFD FINANCIAL CORPORATION
STATEMENTS OF EARNINGS
Year ended June 30, 2005, 2004 and 2003
(In thousands)

	2005	2004	2003
Revenue			
Interest income	$ 7	$ 6	$ 17
Equity in earnings of subsidiary	1,228	813	1,153
Total revenue	1,235	819	1,170
General and administrative expenses	223	197	196
Earnings before income tax credits	1,012	622	974
Federal income tax credits	(74)	(65)	(58)
NET EARNINGS	$1,086	$687	$1,032

Note K

FFD FINANCIAL CORPORATION STATEMENTS OF CASH FLOWS

Year ended June 30, 2005, 2004 and 2003
(In thousands)

	2005	2004	2003
Cash provided by (used in) operating activities:			
Net earnings for the year	$1,086	$687	$1,032
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Undistributed earnings of subsidiary	(466)	(86)	(403)
Increase (decrease) in cash due to changes in:			
Prepaid expenses and other assets	52	32	(7)
Prepaid federal income taxes	(73)	(97)	(58)
Net cash provided by operating activities	599	536	564
Cash flows provided by investing activities:			
Proceeds from repayment of loan to ESOP	126	119	112
Cash flows provided by (used in) financing activities:			
Proceeds from other borrowed money	-	-	405
Repayments of other borrowed money	-	-	(405)
Proceeds from exercise of stock options	267	314	38
Purchase of treasury shares	(411)	(769)	(380)
Cash dividends paid on common stock	(517)	(504)	(459)
Net cash used in financing activities	(661)	(959)	(801)
Net increase (decrease) in cash and cash equivalents	64	(304)	(125)
Cash and cash equivalents at beginning of year	103	407	532
Cash and cash equivalents at end of year	$ 167	$103	$ 407

Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. The Bank is required to submit a notice of dividends payable with the OTS prior to payment. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation.

Note K

Related Party Transactions

In connection with construction work performed, the Bank paid a contractor approximately $187,000, during fiscal 2003. A principal of the contracting company also serves as an outside director of the Corporation.

Note L

Stock Split

During fiscal 2005, the Corporation's directors approved a motion to effect a split of the Corporation's common shares. A special meeting of shareholders was scheduled for September 2005 to consider a proposal to amend the Corporation's Articles of Incorporation thereby enabling a 1-for-350 reverse stock split and the repurchase of all resulting fractional shares; followed immediately by a forward 350-for-1 forward stock split of the Corporation's common shares. As a result of the stock splits, each shareholder owning less than 350 common shares of the Corporation immediately prior to the stock split would receive $19.00 per share in cash for each common share owned and will no longer be a shareholder. The Corporation expected to expend $1.5 million in cash to redeem all fractional shares created by the 1-for-350 stock split with an attendant reduction in shareholders' equity.

Prior to the special meeting of shareholders, large numbers of individuals purchased blocks of FFD shares in quantities less than 350. The dramatic increase in the number of shareholders increased the costs of the stock splits from an estimated $1.5 million to an estimated $4.5 million. Due to the substantially increased cost of effecting the stock splits, the Board announced on September 15, 2005 to withdraw the splits from the agenda of the special meeting. The Board concluded that the expenditure of approximately $4.5 million to complete the stock splits would not be prudent.

The purpose of the stock splits were to enable the Corporation to deregister its common shares under the Securities and Exchange Act of 1934 (the Act), as amended. Management believes that deregistration of the Corporation's common shares will result in future cost savings that more than offset any benefits derived from maintaining registration of the Corporation's shares under the Act.

Note M

FFD Financial Corporation and First Federal Community Bank Directors and Executive Officers

Board of Directors of FFD Financial Corporation and First Federal Community Bank

Richard A. Brinkman Jr.
Chief Executive Officer
AAA of Tuscarawas County

Stephen G. Clinton
President
Capital Market Securities

Leonard L. Gundy
President
Benchmark Construction, Inc.

Enos L. Loader
Chairman of the Board
Retired Senior Bank Officer

Robert D. Sensel
President and Chief Executive Officer
Dover Hydraulics, Inc.

Director Emeritus FFD Financial Corporation and First Federal Community Bank

J. Richard Gray
Chairman
Hanhart Agency, Inc.

Richard J. Herzig
Chairman—Retired
Toland-Herzig Funeral Homes, Inc.

Roy O. Mitchell, Jr..
Managing Officer—Retired
First Federal Community Bank

Executive Officers of FFD Financial Corporation

Trent B. Troyer
President and Chief Executive Officer

Scott C. Finnell
Executive Vice President

Robert R. Gerber
Vice President,
Treasurer and Chief Financial Officer

Sally K. O'Donnell
Senior Vice President and Corporate Secretary

Executive Officers of First Federal Community Bank

Trent B. Troyer
President and Chief Executive Officer

Scott C. Finnell
Executive Vice President

Robert R. Gerber
Vice President
Treasurer and Chief Financial Officer

Sally K. O'Donnell
Senior Vice President and Corporate Secretary

Other Officers of First Federal Community Bank

Michele L. Larkin
Vice President

Mary M. Mitchell
Banking Officer

Shareholder Services

Registrar and Transfer Company serves as transfer agent and dividend distributing agent for FFD's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948

Annual Meeting

The Annual Meeting of Shareholders of FFD Financial Corporation will be held on October 25, 2005, at 1:00 p.m., Eastern Time, at the Monarch Center, 831 Boulevard, Dover, Ohio 44622. Shareholders are cordially invited to attend.

Annual Report on Form 10-KSB

A copy of FFD's Annual Report on Form 10-KSB will be available at no charge to shareholders upon request to:

FFD Financial Corporation
321 North Wooster Avenue
Dover, Ohio 44622
Attention: Secretary

Notes: